UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

   The Goldman Sachs Group, L.P.
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   (Last)                           (First)             (Middle)

   85 Broad Street
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                                    (Street)

   New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Cost Plus, Inc.
   (CPWM)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   November/1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)


                            Former 10% Owner
               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        | 11/23/98   | J(01)  |   |       01      | D   |          |  493,137(01) |   02    |    02    |
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |       |               |                |                       |        |9.       |10.   |      |
               |        |        |       |               |                |                       |        |Number   |Owner-|      |
               |        |        |       |               |                |                       |        |of       |ship  |      |
               |2.      |        |       |               |                |                       |        |Deriv-   |of    |      |
               |Conver- |        |       | 5.            |                |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |       | Number of     |                |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |       | Derivative    |6.              |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.     | Securities    |Date            |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans- | Acquired (A)  |Exercisable and |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action | or Disposed   |Expiration Date |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code   | of (D)        |(Month/Day/Year)|             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr | (Instr. 3,    |----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)     | 4 and 5)      |Date    |Expira-|             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------ | ------------  |Exer-   |tion   |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code |V|  (A)  | (D)   |cisable |Date   |Title        |Shares   |5)      |4)       |4)    |4)    |
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
Stock Option   |        |        |     | |       |       |        |       |             |         |        |         |      |      |
(right to buy) | $15.00 |        |     | |       |       |   03   |4/3/06 |Common Stock |  7,075  |        |  7,075  |02,03 |02,03 |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option   |        |        |     | |       |       |        |       |             |         |        |         |      |      |
(right to buy) |$23.3125|        |     | |       |       |   04   |6/19/07|Common Stock |  2,000  |        |  2,000  |02,04 |02,04 |
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               |        |        |     | |       |       |        |       |             |         |        |         |      |      |
               |        |        |     | |       |       |        |       |             |         |        |         |      |      |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by Goldman Sachs Credit Partners, L.P. ("GS Credit Partners"), Goldman Sachs Global Holdings, L.L.C. ("GS Global Holdings"), The Goldman Sachs Group, L.P. ("GS Group") and Goldman, Sachs & Co. ("Goldman
Sachs", and together with GS Credit Partners, GS Global Holdings and GS Group, the "Reporting Persons"). The principal business address of each of GS Global Holdings, GS Group and Goldman Sachs is 85 Broad Street, New York, New York 10004. The principal business address of GS Credit Partners is Conyers, Dill & Pearman, Church Street, Hamilton HM CX, Bermuda.

Explanation of Responses:

01: On November 23, 1998, GS Credit Partners effected a distribution of 5,482 shares of common stock of Cost Plus, Inc. ("Common Stock") to GS Global Holdings and 542,750 shares of Common Stock to GS Group. On such date, GS Group distributed the 542,750 shares of Common Stock received from GS Credit Partners to its limited partners (the "Distribution"). Due to the Distribution, as of November 23, 1998, the Reporting Persons ceased to beneficially own more than 10% of Common Stock reported to be outstanding in the Company's Quarterly Report on Form 10-Q for the period ended August 1, 1998 and are therefore no longer subject to Section 16.

02: GS Group may be deemed to own beneficially and indirectly in the aggregate 493,137 shares of Common Stock through GS Credit Partners and GS Global Holdings. GS Group is the 99% owner of GS Global Holdings. GS Global Holdings is the general partner of GS Credit Partners. GS Group is the general partner of and has a 99% interest in Goldman Sachs. GS Group disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of its pecuniary interest therein.

GS Credit Partners may be deemed to own beneficially and directly 487,655 shares of Common Stock.

GS Global Holdings may be deemed to own beneficially and directly 5,482 shares of Common Stock and as the general partner of GS Credit Partners may be deemed to own beneficially and indirectly the 487,655 shares of Common Stock held by GS Credit Partners. GS Global Holdings disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of its pecuniary interest therein.

03: These options were granted to Goldman Sachs, on April 3, 1996, under the Company's 1995 Stock Option Plan. They become exercisable in 25% installments on the first, second third and fourth anniversaries of the grant date.

04: These options were granted to GS Group, on June 19, 1997, under the Company's 1996 Director Option Plan. They become exercisable in 25% installments on the first, second, third and fourth anniversaries of the grant date.


Signatures:

THE GOLDMAN SACHS GROUP, L.P.


By:  s/ Roger S. Begelman
     ---------------------
     Name:   Roger S. Begelman
     Title:  Attorney-in-fact


GOLDMAN, SACHS & CO.


By:  s/ Roger S. Begelman
     ---------------------
     Name:   Roger S. Begelman
     Title:  Attorney-in-fact


GOLDMAN SACHS CREDIT PARTNERS, L.P.


By:  s/ Roger S. Begelman
     --------------------
     Name:   Roger S. Begelman
     Title:  Attorney-in-fact


GOLDMAN SACHS GLOBAL HOLDINGS, L.L.C.


By:  s/ Roger S. Begelman
     --------------------
     Name:   Roger S. Begelman
     Title:  Attorney-in-fact

Date:     December 10, 1998

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.